Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces that the Board has proposed to elect and appoint Mr. Dai Houliang (“Mr. Dai”) and Mr. Lv Bo (“Mr. Lv”) as directors of the Company, subject to the approval of the shareholders of the Company (the “Shareholder”).

The biographical details of Mr. Dai and Mr. Lv are set out below:

Mr. Dai Houliang, aged 56, is the Chairman and the Secretary of the Party committee of China National Petroleum Corporation (“CNPC”). Mr. Dai is a professor-level senior engineer with a doctorate degree, an academician of the Chinese Academy of Engineering and has nearly 35 years of working experience in China’s petroleum and petrochemical industry. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation, and served as Director and Vice President of Yangzi Petrochemical Co., Ltd. in April 1998. From July 2002, he became Vice Chairman, President and a member of the standing Party committee of Yangzi Petrochemical Co., Ltd., and Director of Yangzi Petrochemical Corporation. In December 2003, he served as the Chairman, President and a member of the standing Party committee of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Yangzi Petrochemical Corporation, and from November 2004, concurrently as Chairman of BASF-YPC Company Limited. From September 2005, he served as Deputy CFO of China Petroleum & Chemical Corporation (“Sinopec Corp.”) (a company listed on The Stock Exchange of Hong Kong Limited with stock code: 386, listed on the Shanghai Stock Exchange with stock code: 600028, American Depositary Receipt code: SNP and Global Depositary Receipt code: SNP), Vice President and

Deputy CFO of Sinopec Corp. in November 2005, and as Director, Senior Vice President and CFO of Sinopec Corp from May 2006. In June 2008, he was appointed as a member of the Party committee of China Petrochemical Corporation. From May 2016, he served as the President, Director and the Deputy Secretary of the Party committee of China Petrochemical Corporation, and concurrently as Vice Chairman and the President of Sinopec Corp. in August 2016 , concurrently as the Chairman and the President of Sinopec Corp. from May 2018. In July 2018, he served as the Chairman and the Secretary of the Party committee of China Petrochemical Corporation. Mr. Dai was appointed as the Chairman and the Secretary of the Party committee of CNPC in January 2020.

Mr. Lv Bo, aged 57, is a member of the Party committee and Vice President of CNPC. Mr. Lv is a senior economist with a master’s degree and has nearly 20 years of working experience in China’s oil and gas industry. In January 2002, Mr. Lv was appointed as Director-General of Human Resources Department of China National Offshore Oil Corporation (“CNOOC”). He served as the Assistant President of CNOOC in November 2006, a member of the Party committee of CNOOC in November 2007, and concurrently as the Secretary of the subordinate Party committee of CNOOC in October 2008. From April 2010, he served as a member of the Party committee and Vice President of CNOOC, and from December 2012, concurrently as the Chairman of CNOOC Energy Technology & Services Limited (a company listed on the Shanghai Stock Exchange with stock code: 600968), from May 2015, concurrently as the President of CNOOC Party School, and from December 2016, concurrently as the Chairman of Offshore Oil Engineering Co. Ltd. (a company listed on the Shanghai Stock Exchange with stock code: 600583) and China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited with stock code: 2883). Mr. Lv served as a member of the Party committee and Vice President of CNPC in November 2019.

Save as disclosed above, as at the date of this announcement, Mr. Dai and Mr. Lv (i) did not hold any directorship in any other listed companies in the past three years; (ii) have no relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Listing Rules) or controlling Shareholder (as defined in the Listing Rules) of the Company; and (iii) do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on Mr. Dai and Mr. Lv that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of Mr. Dai and Mr. Lv’s appointments as directors of the Company shall commence upon the approval by the Shareholders and will be three years. The directors’ emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to the directors’ duties, responsibilities and performance and the results of the Group.

The notice and circular containing, among others, the proposed election and appointment of directors of the Company will be dispatched to the Shareholders in due course.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

5 February 2020

As at the date of this announcement, the Board comprises Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Duan Liangwei as non-executive Directors; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.